Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND PROCEDURAL RULES

AND

(2) SUPPLEMENTAL NOTICE OF EGM

A supplemental notice setting out the additional resolution to be resolved at the EGM to be held at 2:30 p.m., Wednesday, 8 November 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC is set out on pages 54 to 56 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at the EGM or any adjournment thereof if you so wish.

17 October 2017

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“EGM”	the 2017 first extraordinary general meeting of the Company to be convened on 8 November 2017, to consider, and if thought fit, approve, among other things, the Proposed Amendments

“Group”	the Company and its subsidiaries

“Latest Practicable Date”	10 October 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Procedural Rules of the Shareholders’ General Meeting”	the Procedural Rules of the Shareholders’ General Meeting of the Company

“Procedural Rules of the Board of Directors”	the Procedural Rules of the Board of Directors of the Company

“Procedural Rules of the Supervisory Committee”	the Procedural Rules of the Supervisory Committee of the Company

DEFINITIONS

“Proposed Amendments”	the proposed amendments to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee)

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Non-Executive Directors:	Unit 301, 3/F, Office Tower
Wang Chang Shun (Chairman of the Board)	Guanhao Science Park Phase I
Yuan Xin An	12 Yuyan Street, Huangpu District
Yang Li Hua	Guangzhou
PRC 510530

Executive Directors:
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

17 October 2017

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND PROCEDURAL RULES

AND

(2) SUPPLEMENTAL NOTICE OF EGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the announcement dated 10 October 2017 in relation to the Proposed Amendments. The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Proposed Amendments; and (ii) to give you supplemental notice of the EGM to enable you to make an informed decision on whether to vote for or against the resolution in relation to the Proposed Amendments at the EGM.

2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ITS APPENDIXES (THE PROCEDURAL RULES OF THE SHAREHOLDERS’ GENERAL MEETING, THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS AND THE PROCEDURAL RULES OF THE SUPERVISORY COMMITTEE)

The special resolutions will be proposed at the EGM to approve the proposed amendments to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) in order to ensure full compliance with the applicable PRC laws and regulations.

The Proposed Amendments are made pursuant to following requirements:

(i)	according to the requirements of the relevant of the “Notice of Accelerating the Inclusion of General Provisions into the Articles of Association of Central Level State-Owned Enterprises for Party Building” 《(關於加快推進中央企業黨建工作總體要求納入公司章程有關事項的通 知》) (Guo Zi Dang Wei Dang Jian [2017] No. 1), the general provisions for party building is proposed to be added in the Articles of Association and the Procedural Rules of the Board of Directors;

(ii)	according to the Guidance for the Articles of Listed Company (2016) ( 《上市公司章程指引 (2016)》) revised and issued by the China Securities RegulatoryCommission in 2016, and taking into consideration the practice of the Company’s normative operation, it is proposed to amend and improve the Articles of Association, the Procedural Rules of the Shareholders’ General Meeting and the Procedural Rules of the Board of Directors;

(iii)	in order to improve the decision-making efficiency, it is proposed to adjust the number of members of the board of directors and the institutional settings according to the actual operation need;

(iv)	the corresponding revision made to the Articles of Association according to other requirements according to industrial and commercial registration; and

(v)	according to the relevant amendment to the Articles of Association, and taking into consideration the practice of the Company’s normative operation, it is proposed to amend and improve the Procedural Rules of the Supervisory Committee.

LETTER FROM THE BOARD

The Proposed Amendments are subject to Shareholders’ approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

The details of the Proposed Amendments are set out in the appendix on pages 7 to 53 of this circular.

3.	EGM

A notice convening the EGM to be held at 2:30 p.m., Wednesday, 8 November 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip have been despatched by the Company on 22 September 2017 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolution to be resolved at the EGM is set out on pages 54 to 56 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying supplementary form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at 278 Ji Chang Road Guangzhou, PRC 510405 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the supplementary form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

4.	RECOMMENDATION

The Directors believe that the resolution regarding the Proposed Amendments proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolution to be proposed at the EGM.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

6.	ADDITIONAL INFORMATION

Your attention is drawn to the details of the Proposed Amendments set out in the appendix to this circular.

By Order of the Board
Wang Chang Shun
Chairman

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

1.       TABLE OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Existing articles	Articles to be revised
1	Article 5 Address of the Company: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Luogang District, Guangzhou, Guangdong Province.	Article 5 Address of the Company: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District Guangzhou, Guangdong Province.

2	Article 9 The Company may amend these Articles of Association pursuant to the Company Law, the Special Regulations, “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” (hereinafter referred to as the “Mandatory Provisions”), “Mandatory Provisions for Articles of Association of Listed Companies” and other relevant laws and administrative regulations of the PRC.	Article 9 The Company may amend these Articles of Association pursuant to the Company Law, the Special Regulations, “Mandatory Provisions for Articles of Association of Companies to be Listed Overseas” (hereinafter referred to as the “Mandatory Provisions”), “Guidelines for Listed Companies” and other relevant laws and administrative regulations of the PRC.

3

Adding Article 16 after Article 15, the subsequent Articles shall be renumbered accordingly.

Article 16 According to the Constitution of the Communist Party of China, the Company shall establish an organization of the Communist Party of China. The Party committee shall perform the core leading and political functions, control the directions, manage the situation and ensure the implementation. The Company shall set up the working organs of the Party, which shall be equipped with sufficient personnel to handle Party affairs and provided with sufficient funds to operate the Party organization.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
4	Article 18	Article 19

	The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline- related business, including advertising for such services; (7) insurance agency business (personal accident insurance); (8) provision of airline ground services; (9) aviation training; (10) asset leasing services; (11) project management and technical consultancy services; (12) sales of aviation equipment; (13) travel agency business; (14) reservation agency business; (15) merchandise retail and wholesale; (16) mobile operation agency business; (17) e-commerce business, all subject to approval by company registration authorities.	The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; ~~(14) reservation agency business;~~ (13) merchandise retail and wholesale; ~~(16) mobile operation agency business; (17) e-commerce business,~~ all subject to approval by company registration authorities.

5	Article 40 Where the Company repurchases its own shares due to reasons as set out in clauses (1) to (3) of Article 37, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. After the Company repurchases its shares pursuant to Article 37, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase;	Article 41 Where the Company repurchases its own shares due to reasons as set out in clauses (1) to (3) of Article 38, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. After the Company repurchases its shares pursuant to Article 38, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase;

	The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 37 shall not exceed 5% of its total issued shares;	The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 38 shall not exceed 5% of its total issued shares;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
6	Article 42	Article 43

	This Article shall not apply to the circumstances specified in Article 44 of this Chapter.	This Article shall not apply to the circumstances specified in Article 45 of this Chapter.

7	Article 44 The following activities shall not be deemed to be prohibited by Article 42 of this chapter:	Article 45 The following activities shall not be deemed to be prohibited by Article 43 of this chapter:

8	Article 56 Where the Company decides to convene a shareholders’ general meeting, distribute dividends, liquidate or carry out other activities which would require the determination of shareholdings, the Board of Directors shall fix a record date for the purpose of determining shareholdings. A person who is registered in the register as shareholders of the Company at the end of the record date shall be a shareholder of the Company.	Article 57 Where the Company decides to convene a shareholders’ general meeting, distribute dividends, liquidate or carry out other activities which would require the determination of shareholdings, the Board of Directors shall fix a record date for the purpose of determining shareholdings, at the end of which the shareholders in the register shall be shareholders entitled to relevant interests.

9

Article 62 The ordinary shareholders of the Company shall enjoy the following rights:

(1) The right to request the convening and holding of and to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

Article 63 The ordinary shareholders of the Company shall enjoy the following rights:

(1) The right to request the convening and holding of and to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

	(6) The right to obtain relevant information in accordance with the provisions of these Articles of Association, including:	(6) The right to obtain relevant information in accordance with the provisions of these Articles of Association, including:

	1. the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;	1. the right to obtain a copy of these Articles of Association, subject to payment of the cost of such copy;

	2. the right to inspect and copy, subject to payment of a reasonable charge:	2. the right to inspect and copy, subject to payment of a reasonable charge:

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(v) minutes of shareholders’ general meetings and accountants’ report;	(v) minutes of shareholders’ general meetings and accountants’ report;

10	Article 63 If a shareholder requests to inspect the information or obtain the relevant materials as described in Article 62 of these Articles of Association, he shall provide the Company with a written document showing the class and number of shares in the Company held by him,	Article 64 If a shareholder requests to inspect the information or obtain the relevant materials as described in Article 63 of these Articles of Association, he shall provide the Company with a written document showing the class and number of shares in the Company held by him,

11	Article 72	Article 73

	If a director of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Supervisory Committee or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such director from office.	If a director of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Supervisory Committee or Shareholders who individually or jointly hold 3% or more of the carrying the right to vote shares in the Company, a general meeting of the Company shall be convened to consider removing such director from office

	If a supervisor of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Board or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such supervisor from office.	If a supervisor of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Board or Shareholders who individually or jointly hold 3% or more of the carrying the right to vote shares in the Company, a general meeting of the Company shall be convened to consider removing such supervisor from office.

12	Article 76 The shareholders’ general meeting shall exercise the following functions and powers:	Article 77 The shareholders’ general meeting shall exercise the following functions and powers:

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(2) To elect and replace directors and decide on matters relating to the remuneration of directors;	(2) To elect and replace directors who are not the employees’ representatives and decide on matters relating to the remuneration of directors;

	(3) To elect and replace the supervisors who are representatives of shareholders, and to decide on matters relating to the remuneration of supervisors;	(3) To elect and replace supervisors who are not the employees’ representatives, and to decide on matters relating to the remuneration of supervisors;

	(11) To decide on matters relating to external guarantee according to the relevant provisions of these Articles of Association;	~~(11) To decide on matters relating to external guarantee according to the relevant provisions of these Articles of Association;~~

	(12) To decide on the appointment, dismissal and disengagement of the accountants of the Company;	(11) To decide on the appointment, dismissal and disengagement of the accountants of the Company;

	(13) To amend these Articles of Association;	(12) To amend these Articles of Association;

	(14) To examine and approve the change in use of proceeds from raising capitals;	(13) To examine and approve the change in use of proceeds from raising capitals;

	(15) To examine the adoption of share incentive scheme;	(14) To examine the adoption of share incentive scheme;

	(16) To consider motions raised by shareholders who represent 3% or more of the total shares of the Company carrying the right to vote;	(15) To consider motions raised by shareholders individually or jointly holding 3% or more of the total shares of the Company carrying the right to vote;

(16) To consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(17) To consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);	(17) To consider and approve external guarantee by the Company at a shareholders’ general meeting as required by the laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and provisions of these Articles of Association;

	(18) To consider and approve external guarantee by the Company at a shareholders’ general meeting as required by the laws, rules and regulations and provisions of these Articles of Association;	(18) To decide on other matters which require resolutions of the shareholders at shareholders’ general meetings according to the relevant laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and these Articles of Association;

	(19) To decide on other matters which require resolutions of the shareholders at shareholders’ general meetings according to the relevant laws, administrative regulations and these Articles of Association;	(19) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

(20) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

13	Article 78 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.	Article 79 Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
14	Article 83 Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:	Article 84 Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

	(1) Shareholders individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders’ extraordinary general meeting or a class meeting.	(1) Shareholders individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders’ extraordinary general meeting or a class meeting.

	(3)	(3)

	If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting or a class meeting be convened, and such proposal shall be made in writing to the supervisory committee.	If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, Shareholders individually or jointly holding 10% or more of the shares of the Company carrying the right to vote shall be entitled to propose to the supervisory committee that an extraordinary general meeting or a class meeting be convened, and such proposal shall be made in writing to the supervisory committee.

	(5) If neither the Board of Directors nor the supervisory committee convene and preside over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which shareholders’ meeting are to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors. …….	(5) If neither the Board of Directors nor the supervisory committee convene and preside over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which shareholders’ general meeting are to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors. …….

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
15	Article 86	Article 87

	The shareholding of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the shareholders’ general meeting.	The shares of the Company carrying the right to vote of the convening shareholders shall not be lower than 10% of the total shares of the Company carrying the right to vote prior to the announcement of the resolutions of the shareholders’ general meeting.

16	Article 89 Where the Company convenes a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually or jointly holding more than 3% of the Company’s issued and outstanding shares carrying voting rights shall have the right to propose motions to the Company.	Article 90 Where the Company convenes a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually or jointly holding 3% or more of the Company’s issued and outstanding shares carrying voting rights shall have the right to propose motions to the Company.

17	Article 90 Shareholder(s) individually or jointly holding more than 3% of the Company’s issued and outstanding shares carrying voting rights,	Article 91 Shareholder(s) individually or jointly holding 3% or more of the Company’s issued and outstanding shares carrying voting rights,

	Motions which are not included in the notice of meeting or which do not meet Article 88 of these Articles of Association shall not be voted on by the shareholders’ general meeting and become resolutions.	Motions which are not included in the notice of meeting or which do not meet Article 89 of these Articles of Association shall not be voted on by the shareholders’ general meeting and become resolutions.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
18	Article 96 The notice for holders of Domestic Shares shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days (including forty-five days) before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days (including forty-five days) before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.	Article 97 The notice for holders of Domestic Shares shall be published in one or more newspapers designated by the securities governing authority of the State Council not less than forty-five days (including forty-five days) before the date of the meeting; after the publication of notice, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The notice for holders of Overseas Foreign Listed Shares shall be published on the website of the Company (www.csair.com) not less than forty-five days (including forty-five days) before the date of the meeting; after such publication, the holders of Overseas Foreign Listed Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

19	Article 100 Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote on his behalf.	Article 101 Any shareholder entitled to attend and vote at shareholders’ general meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote on his behalf.

20	Article 104	Article 105

	If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.	If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer.

21	Article 110 The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the shareholders’ general meeting according to the provisions of Article 88.	Article 111 The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the shareholders’ general meeting according to the provisions of Article 89.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
22	Article 111 If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agendas of the shareholders’ general meeting, they may request the convening of an extraordinary general meeting according to the provisions of Article 83.	Article 112 If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agendas of the shareholders’ general meeting, they may request the convening of an extraordinary general meeting according to the provisions of Article 84.

23	Article 119 The board secretary shall be responsible for preparing minutes of shareholders’ general meetings, which shall contain:	Article 120 The board secretary shall be responsible for preparing minutes of shareholders’ general meetings, which shall contain:

	(2) the name of the chairman of the meeting, the directors, supervisors, president and other senior administrative officers attending the meeting;	(2) the name of the chairman of the meeting, the directors, supervisors and senior administrative officers attending the meeting;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
24	Article 130 Any external guarantee made by the Company shall be considered and approved by the Board. The following matters involving guarantees shall be approved at the shareholders’ general meeting after consideration and approval by the Board:	Article 131 Any external guarantee made by the Company shall be considered and approved by the Board. The matters involving guarantees as set out in Article 291 shall be approved at the shareholders’ general meeting after consideration and approval by the Board.

	(1) any guarantee to be provided where the aggregate amount of external guarantees made by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company;	~~(1) any guarantee to be provided where the aggregate amount of external guarantees made by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company;~~

	(2) any guarantee to be provided for a party with a gearing ratio exceeding 70%;	~~(2)any guarantee to be provided for a party with a gearing ratio exceeding 70%;~~

	(3) any single guarantee, the amount of which exceeding 10% of the latest audited net assets of the Company;	~~(3) any single guarantee, the amount of which exceeding 10% of the latest audited net assets of the Company;~~

	(4) any guarantee provided in favour of the shareholders, the beneficial controller or their respective related parties;	~~(4) any guarantee provided in favour of the shareholders, the beneficial controller or their respective related parties;~~

	(5) any guarantee to be provided where the aggregate amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company;	~~(5) any guarantee to be provided where the aggregate amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company;~~

	(6) any other guarantees which are subject to approval at the shareholders’ general meeting as stipulated by laws, rules and regulations, these Articles of Association and the listing rules of the stock exchange where the Company is listed.	~~(6) any other guarantees which are subject to approval at the shareholders’ general meeting as stipulated by laws, rules and regulations, these Articles of Association and the listing rules of the stock exchange where the Company is listed.~~

25	Article 134 The accumulative voting system shall be promoted in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders’ general meetings.	Article 135 The accumulative voting system shall be promoted in the election of directors (excluding directors assumed by staff representatives) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders’ general meetings.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
26	Article 152 Rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Article 153 to 155.	Article 153 Rights conferred on any class of shareholders in the capacity of shareholders (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate shareholders’ general meeting conducted in accordance with Articles 154 to 156.

27	Article 154 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning Clauses (2) to (8), (11) and (12) of Article 153, but interested shareholder(s) shall not be entitled to vote at class meetings.	Article 155 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall nevertheless have the right to vote at class meetings in respect of matters concerning Clauses (2) to (8), (11) and (12) of Article 154, but interested shareholder(s) shall not be entitled to vote at class meetings.

	The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:	The meaning of “interested shareholder(s)” as mentioned in the preceding paragraph is:

	(1) in the case of a repurchase of shares by offers to all shareholders on a pro rata basis or public dealing on a stock exchange under Article 38, a “controlling shareholder” within the meaning of Article 71;	(1) in the case of a repurchase of shares by offers to all shareholders on a pro rata basis or public dealing on a stock exchange under Article 39, a “controlling shareholder” within the meaning of Article 72;

	(2) in the case of a repurchase of share by an off-market contract under Article 38, a holder of the shares to which the proposed contract relates;	(2) in the case of a repurchase of share by an off-market contract under Article 39 a holder of the shares to which the proposed contract relates;

28	Article 155 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 153, are entitled to vote at class meetings.	Article 156 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 154, are entitled to vote at class meetings.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
29	Article 156 Notice of a class meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary) not less than forty- five days (including forty-five days) before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting.	Article 157 Notice of a class meeting shall be given by way of announcement or by any other manner as provided in these Articles of Association (if necessary) not less than forty- five days (including forty-five days) before the date of the class meeting to notify all of the shareholders in the share register of the class of the matters to be considered, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning attendance at the class meeting to the Company twenty days before the date of the class meeting.

	If the number of shares carrying voting rights at the class meeting represented by the shareholders who intend to attend the meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.	If the number of shares carrying voting rights at the class meeting represented by the shareholders who intend to attend the meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

30	Article 157 Notice of class meetings need only be served on shareholders entitled to vote thereat.	Article 158 Notice of class meetings need only be served on shareholders entitled to vote thereat.

	Any meeting of a class of shareholders shall be conducted in a manner as similar as possible to that of shareholders’ general meetings. The provisions of these Articles of Association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders.	Any meeting of a class of shareholders shall be conducted in a manner as similar as possible to that of shareholders’ general meetings. The provisions of these Articles of Association relating to the manner to conduct any shareholders’ general meeting shall apply to any meeting of a class of shareholders

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
31	Article 160 The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman.	Article 161 The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise seven to eleven members, one of whom shall be the chairman and one of whom shall be vice- Chairman.

32	Article 161 The Board shall be responsible to the shareholders’ general meeting and shall exercise the following powers:	Article 162 The Board shall be responsible to the shareholders’ general meeting and shall exercise the following powers:

	(11) To appoint of dismiss the Company’s president, and pursuant to the president’s nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;	(11) To appoint or dismiss the Company’s president and the board secretary and pursuant to the president’s nominations to appoint or dismiss the vice president, the chief financial officer and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;

	(17) To receive the work report and to check the work of the president of the Company;	(17) To receive the work report and to check the work of the president of the Company;

33		Adding Article 163 after Article 162, the subsequent Articles shall be renumbered accordingly.

Article 163 Prior to making decisions on material issues of the Company, the Board shall first seek advice from the Party Committee of the Company.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
34	Article 169 Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail personal delivery or other methods where delivery can be confirmed ten days before the date of the proposed meeting. A special board meeting may be held upon requisition by either the chairman, one third or more of the directors (including the one third), the supervisory committee or president of the Company.	Article 171 Regular board meetings shall be held at least four times every year and be convened by the chairman of the Board. ~~by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail personal delivery or other methods where delivery can be confirmed ten days before the date of the proposed meeting. A special board meeting may be held upon requisition by either the chairman, one third or more of the directors (including the one third), the supervisory committee or president of the Company.~~

35	Article 171 Notice of meetings and special meetings of the Board of Directors shall be delivered by the means and at the times as follows:	Article 173 the method and time of notice of the board meeting as follows:

	(1) No notice is required if the timing and venue of the meetings have been decided by the Board of Directors in advance.	(1) Notify the directors via hand delivery, fax, email or other methods where delivery can be confirmed ten days before the date of the regular meeting;

	(2) If the Board of Directors has not decided the timing and venue of the meetings, the chairman shall, though the board secretary, deliver notices of the meetings to all directors and the chairman of the supervisory committee by email, telegraph, facsimile, express delivery service, registered mail or by specially-assigned person at least ten days before the meetings.	(2) Notify the directors via hand delivery, telephone, fax, email or other methods where delivery can be confirmed five days before the date of the extraordinary meeting.

	(3) Such notices shall be in Chinese, with English version when necessary, and shall include the meeting agendas.	(3) For a meeting notice sent by hand, the recipient shall sign (or seal) the relevant receipt. The receipt date shall be the date of service; for a notice sent by registered mail, the 5th working day from the date of sending shall be the date of service; for a notice sent by fax, the day of sending shall be the date of service subject to the date indicated on the fax report; for a notice sent by e-mail, the time of e-mail reaching the recipient’s specific system shall be the time of service.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(4) Where it is necessary to convene a special board meeting, a notice shall be given to all directors by telephone, telegraph or facsimile at least eight hours in advance.	(4) When a special meeting of the Board needs to be held as early as possible in case of an emergency, the meeting notice is allowed to be given by telephone or in other verbal forms at any time provided that the convener makes necessary explanations at the meeting.

(5) Such notices shall be in Chinese, with English version when necessary.

36	Article 172 Notice of a board meeting shall contain:	Article 174 Notice of a board meeting shall contain:

	(1) the date and venue of the meeting;	(1) the date and venue of the meeting;

	(2) the method and agendas for which the meeting is held and the duration of the meeting;	(2) the method and agendas for which the meeting is held; ~~and the duration of the meeting~~;

	(3) the matters to be discussed (the agendas);	(3) the matters to be discussed (the agendas);

	(4) the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;	(4) the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

	(5) the materials necessary for the directors to vote in the meeting;	(5) the materials necessary for the directors to vote in the meeting;

	(6) the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;	(6) the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

	(7) the contact person and the method of contact.	(7) the contact person and the method of contact;

(8) the date of the notice.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
37	Article 175 Any regular or special board meeting may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.	Article 177 Any regular or special board meeting may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.

38	Article 176 For matters which need to be approved at a special board meeting, in lieu of convening a board meeting, a written resolution may be adopted by the Board if such resolution has been sent to all members of the Board and affirmatively signed and adopted by the number of directors necessary to make such a decision as stipulated in Article 173.	Article 178 For matters which need to be approved at a special board meeting, in lieu of convening a board meeting, a written resolution may be adopted by the Board if such resolution has been sent to all members of the Board and affirmatively signed and adopted by the number of directors necessary to make such a decision as stipulated in Article 175.

39	Article 186 Directors shall be elected by the shareholders’ general meeting from the Board of Directors or candidates nominated by shareholders representing 5% (including the 5%) or more of the issued shares.	Article 188 Directors shall be elected by the shareholders’ general meeting from the Board of Directors or candidates nominated by shareholders individually or jointly holding 5% or more of the shares carrying the right to vote.

	Where shareholders severally or jointly holding 5% or more of the voting rights or the supervisory committee of the Company propose any special resolutions for election of non-independent directors at the Company’s annual general meeting,	Where shareholders individually or jointly holding 5% or more of the shares carrying the right to vote of the Company propose any special resolutions for election of non- independent directors at the Company’s annual general meeting,

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
40	Article 202 The Company may set up several special committees according to the resolutions of shareholders’ general meeting (including strategy, audit, nomination, remuneration and evaluation, and independent board committees). Members of special committees shall all be directors. In the audit committee, the remuneration committee and the evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.	Article 204 The Board of Directors may set up General Committee, Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Assessment Committees and Aviation Safety Committee and other special committees. General Committee and each committee shall be comprised of directors, among which, General Committee shall be comprised of Chairman and executive directors, while the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the chairman shall be independent director. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional.

41	Article 210 The president shall be accountable to the Board of Directors and exercise the following functions and powers:	Article 212 The president shall be accountable to the Board of Directors and exercise the following functions and powers:

	(6) To propose the appointment or dismissal of the Company’s vice president(s) and financial controller;	(6) To propose the appointment or dismissal of the Company’s vice president(s), chief financial officer and other senior administrative officers;

	(7) To appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors;	(7) To appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors;

	(8) Other powers conferred by these Articles of Association and the Board of Directors.	(8) To request the convening of special meeting of the Board; (9) Other powers conferred by these Articles of Association and the Board of Directors.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
42	Article 216 Article 182 of these Article of Association in relation to the eligibility of the directors also applies to other senior administrative officers; Article 184 in relation to the fiduciary obligations of directors and clauses (4) to (6) of Article 185 concerning the diligence obligations also apply to the senior administrative officers of the Company.	Article 218 Article 184 of these Article of Association in relation to the eligibility of the directors also applies to other senior administrative officers; Article 186 in relation to the fiduciary obligations of directors and clauses (4) to (6) of Article 187 concerning the diligence obligations also apply to the senior administrative officers of the Company.

43	Article 218 The Company shall have a supervisory committee. The supervisory committee shall be composed of five supervisors.	Article 220 The Company shall have a supervisory committee. The supervisory committee shall be composed of three to five supervisors.

44	Article 219 The supervisory committee shall comprise of representatives of shareholders and the Company’s staff and workers. Two of them shall be representatives of the staff and workers. Supervisors representing shareholders shall be elected by the shareholders’ general meeting from the supervisory committee or from the candidates nominated by shareholders representing over 5% (including 5%) of shares of the Company.	Article 221 The supervisory committee shall comprise of representatives of shareholders and the Company’s staff and workers. Not less than one third of them shall be representatives of the staff and workers . Supervisors representing shareholders shall be elected by the shareholders’ general meeting from the supervisory committee or from the candidates nominated by shareholders individually or jointly holding 5% or more of the shares carrying the right to vote.

45	Article 221 The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:	Article 223 The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

	(1) To examine the Company’s financial situation;	(1) To review the regular reports of the Company prepared by the Board of Directors, and to provide written comments in respect thereof.

	(2) To check whether the directors, president and other senior administrative officers have violated any laws, administrative regulations and these Articles of Association in the course of performing their duties;	(2) To examine the Company’s financial situation;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(3) To demand rectification from the directors, president or other senior administrative officers when the acts of such persons are harmful to the Company’s interest;	(3) To oversee the Company’s directors, general managers and other senior officers for any violation of laws, administrative regulations, the Articles of Association or any resolution of shareholders’ meetings when performing their duties for the Company, and to propose to remove such directors, general managers and other senior officers;

	(4) To check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and, should any queries arise, to authorises in the name of the Company public certified accountants and practising auditors to re-examine the financial information;	(4) To demand rectification from the directors, president or other senior administrative officers when the acts of such persons are harmful to the Company’s interest;

	(5) To propose the convening of extraordinary general meeting;	(5) Where there is any abnormality in the Company’s operations, to conduct investigations accordingly; and when necessary, to engage professionals such as accountant firms or law firms to assist in the work, at the cost of the Company;

	(6) To represent the Company in negotiation with or bringing an action against a director;	(6) To propose the convening of extraordinary shareholders’ meetings and, in the event the Board of Directors fails to perform their duties to convene and preside over the shareholders’ meeting in accordance with the Company Law, to convene and preside over the shareholders’ meeting;

	(7) To supervise the establishment and implementation of internal control by the Board of Directors;	(7) To submit proposals to the shareholders’ meeting;

	(8) Other functions and powers specified in these Articles of Association.	(8) To initiate legal proceedings against the directors and senior officers pursuant to the provisions contained in Article 151 of the Company Law;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
(9) To supervise the establishment and implementation of internal control by the Board of Directors;

(10) Other functions and powers specified in these Articles of Association.

46	Article 232	Article 234

	Article 182 of these Article of Association in relation to the eligibility of the directors also applies to supervisors.	Article 184 of these Article of Association in relation to the eligibility of the directors also applies to supervisors.

47	Article 233 Directors, president and other senior administrative officers of the Company shall not act concurrently as supervisors.	Article 235 Directors, president and other senior administrative officers of the Company shall not act concurrently as supervisors.

48	Article 235 A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article 182 in these Articles of Association applies.	Article 237 A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article 184 in these Articles of Association applies.

	Persons who hold positions other than directors in any entity of the controlling shareholders or beneficial controller shall not be appointed as senior management personnel of the Company.	Persons who hold positions other than directors in any entity of the controlling shareholders or beneficial controller shall not be appointed as senior management personnel of the Company, unless there is an exemption approved by the CSRC.

49	Article 242 Except as provided in Article 69 hereof, a director, supervisor, president and any other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a shareholders’ general meeting.	Article 244 Except as provided in Article 70 hereof, a director, supervisor, president and any other senior administrative officer of the Company may be relieved of liability for specific breaches of his duty by the informed consent of shareholders given at a shareholders’ general meeting.

50	Article 247 A loan made by the Company in breach of Article 246 shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.	Article 249 A loan made by the Company in breach of Article 248 shall be forthwith repayable by the recipient of the loan regardless of the terms of the loan.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
51	Article 248 A guarantee for repayment of loan provided by the Company in breach of Article 246 shall not be enforceable against the Company,	Article 250 A guarantee for repayment of loan provided by the Company in breach of Article 248 shall not be enforceable against the Company,

52	Article 252	Article 254

	(2) An offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 70.	(2) An offer made by any person with a view to the offeror becoming a “controlling shareholder” within the meaning of Article 71.

53		Adding Chapter 16 Party Committee after Chapter 15 and adding Articles 256 and 257 after Article 255, the subsequent Chapters and Articles shall be renumbered accordingly.

Chapter 16 Party Committee

Article 256 The Company shall establish the Party Committee consisting of one secretary and several other members. The chairman of the Board of Directors and the secretary of the Party Committee shall be assumed by the same person in principle and the Party Committee shall set up a special position of deputy secretary who mainly takes in charge of the work of Party’s building. Eligible members of the Party Committee may join the Board of Directors, the Supervisory Committee and the management through legal procedures, and eligible Party members in the Board of Directors, the Supervisory Committee and the management may join the Party Committee in accordance with relevant regulations and procedures. Meanwhile, the Company shall establish the Discipline Committee in accordance with relevant regulations.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
Article 257 The Party Committee of the Company shall perform its duties in accordance with the regulations of the Party including the Constitution of Communist Party of China 《(中國共產黨章程》) and Regulations for the Work of the Communist Party of China 《(中國共產黨黨委工作條例》).

(1) To monitor the implementation of the principles and policies of the Party and of the country within the Company, and to implement material strategic decisions made by the Central Committee of the Party and the State Council, as well as other important deployment of works assigned by the Party committee of the State-owned Assets Supervision and Administration Commission and Party organizations of higher levels.

(2) To persist in combining the principle of administration of officers by the Party with the legitimate selection by the Board of the managers and the legitimate use of human resources by the managers. The Party Committee shall consider and provide opinions on the candidates nominated by the Board of Directors or the general manager, or recommend nominees to the Board of Directors or the general manager; evaluate the proposed candidates in conjunction with the Board of Directors, collectively consider and make suggestions.

(3) To consider and discuss the matters on the reform, development and stability of the Company, major operation and management matters as well as key issues involving the vital interests of employees, and make suggestions.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
(4) To take full responsibility for the strict discipline of the Party. To take the lead on the ideological and political work, united front work, construction of spiritual civilization, construction of enterprise culture and the work of the trade union and the Communist Youth League and other mass groups and organizations. To take the lead on improving Party conduct and upholding integrity and to support the performance by the Discipline Committee of its supervision duties.

54	Article 256 During each accounting year, the Board of Directors of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent regional and central governmental authorities to be prepared by the Company.	Article 260 The Board of Directors of the Company shall place before the shareholders at every annual general meeting such financial reports as are required by any laws, administrative regulations or directives promulgated by competent ~~regional and central governmental~~ authorities to be prepared by the Company.

55	Article 276 The accountant firm appointed by the Company shall hold office from the conclusion of the annual general meeting until the conclusion of the next annual general meeting, and the appointment may be renewed.	Article 280 The accountant firm appointed by the Company shall hold office from the conclusion of the annual general meeting until the conclusion of the next annual general meeting, and the appointment may be renewed.

56	Article 287 Consideration and approval in the general meeting is required for the following external guarantees provided by the Company.	Article 291 Consideration and approval in the general meeting is required for the following external guarantees provided by the Company.

	(1) Guarantee which is given after the total amount of the external guarantee provided by the Company and its controlling subsidiaries exceeds 50% of net assets as shown in its latest audited consolidated financial statement;	(1) Guarantee which is given after the total amount of the external guarantee provided by the Company and its controlling subsidiaries exceeds 50% of net assets as shown in its latest audited consolidated financial statement of the company;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(2) Guarantee which is given after the total amount of external guarantees given by the Company which is equal to or exceed 50% of the latest audited total assets of the Company;	(2) When aggregated with the amount of guarantees incurred in the preceding 12 consecutive months, guarantee which is given after the total amount of external guarantees given by the Company which is equal to or exceed 30% of the latest audited total assets of the Company;

	(3) Guarantee which is provided in favour of an object which has an asset to liability ratio exceeding 70%;	(3) Guarantee which is provided in favour of an object which has an asset to liability ratio exceeding 70%;

	(4) Guarantee of which the single guarantee amount exceeds 10% of the latest audited net assets of the Company;	(4) Guarantee of which the single guarantee amount exceeds 10% of the latest audited net assets of the Company;

	(5) Guarantee which is provided to shareholders, Actual Controller and their respective connected persons;	(5) Guarantee which is provided to shareholders, Actual Controller and their respective connected persons;

	(6) Any guarantee that exceeds the approval limit of the Board of Directors.	(6) Any other guarantees which are subject to approval at the shareholders’ general meeting as stipulated by laws, regulations and the listing rules of the stock exchange where the Company is listed.

57	Article 304 The Company may amend these Articles of Association in accordance with the requirement of laws, administrative regulations and these Articles of Association.	Article 308 The Company may amend these Articles of Association in accordance with the requirement of laws, administrative regulations and these Articles of Association.

	The amendment to these Articles of Association involving the contents of the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provision”) shall become effective upon approvals by the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with law.	The amendment to these Articles of Association involving the contents of the Mandatory Provision shall become effective upon approvals by the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for registration of the changes in accordance with law.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

2.	TABLE OF AMENDMENTS TO THE PROCEDURAL RULES OF THE SHAREHOLDERS’ GENERAL MEETING

No.	Existing articles	Articles to be revised
1	Article 2 The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:	Article 2 The shareholders’ general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

	(2) To elect or remove Directors and decide on matters relating to the remuneration of Directors;	(2) To elect or remove Directors who are not representatives of staff and decide on matters relating to the remuneration of Directors;

	(3) To elect or remove Supervisors who are not representatives of shareholders and decide on matters relating to the remuneration of Supervisors;	(3) To elect or remove Supervisors who are not representatives of staff and decide on matters relating to the remuneration of Supervisors;

	(11) To decide the external guarantee of the Company in accordance with the Company’s Articles of Association;	~~(11) To decide the external guarantee of the Company in accordance with the Company’s Articles of Association;~~

	(12) To decide on the appointment, dismissal or non-renewal of accountants;	(11) To decide on the appointment, dismissal or non-renewal of accountants;

	(13) To amend the Company’s Articles of Association;	(12) To amend the Company’s Articles of Association;

	(14) To consider and approve matters relating to the changes in the use of proceeds from share the changes in the use of proceeds from share offerings;	(13) To consider and approve matters relating to the changes in the use of proceeds from share the changes in the use of proceeds from share offerings;

	(15) To consider and approve the equity incentive scheme;	(14) To consider and approve the equity incentive scheme;

	(16) To consider motions raised by the shareholders who represent more than 3% (including 3%) of the Company’s shareholding with voting rights;	(15) To consider motions raised by the shareholders who individually or jointly hold 3% or more of the Company’s shareholding with voting rights;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(17) To consider and approve the Company’s purchase, sale and exchange of major assets (as defined in the listing rules of the stock exchange(s) on which the shares are listed);	(16) To consider and approve the Company’s major purchase, sale and exchange of assets (as defined in the listing rules of the stock exchange(s) on which the shares are listed);

	(18) To consider and approve external guarantees made by the Company at a general meeting as required by the laws, rules and regulations and provisions of Company’s Articles of Association;	(17) To consider external guarantees made by the Company at a general meeting as required by the laws, rules and regulations, the listing rules of the stock exchange where the Company is listed and provisions of Company’s Articles of Association;

	(19) To decide other matters required to be decided by the shareholders’ general meeting pursuant to the laws, regulations and the Company’s Articles of Association;	(18) To consider other matters required to be decided by the shareholders’ general meeting pursuant to the laws, rules and regulations, the listing rules of the stock exchange where the Company is listed and the Company’s Articles of Association;

	(20) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.	(19) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders’ general meetings.

2	Article 3 The shareholders’ general meeting shall include annual general meeting and extraordinary general meetings. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year. In case that the Company is unable to hold a shareholders’ general meeting within the aforesaid time frame, it shall be reported and explained to the local office of the China Securities Regulatory Commission (“CSRC”) in the region where the Company operates and the stock exchange where its stock is traded (hereinafter referred to as the “stock exchange”), and make an announcement.	Article 3 The shareholders’ general meeting shall include annual general meeting and extraordinary general meetings. Annual general meetings shall be held once every year, and within six (6) months of the end of the preceding financial year. In case that the Company is unable to hold a shareholders’ annual general meeting within the aforesaid time frame, it shall be reported and explained to the local office of the China Securities Regulatory Commission (“CSRC”) in the region where the Company operates and the stock exchange where its stock is traded (hereinafter referred to as the “stock exchange”), and make an announcement.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
3	Article 4 The Board of Directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:	Article 4 The Board of Directors shall convene an extraordinary general meeting within two (2) months on the happening of any of the following events:

	(3) when shareholder holding 10% or more (inclusive) of the Company outstanding shares carrying voting rights requests in writing the convening of an extraordinary general meeting;	(3) when shareholder(s) who individually or jointly holding 10% or more (inclusive) of the Company outstanding shares carrying voting rights requests in writing the convening of an extraordinary general meeting;

4	Article 10 When supervisory committee or shareholder(s) severally or jointly holding ten per cent or more of the Company’s shares carrying voting rights request(s) the Board of Directors to convene the extraordinary general meeting, the agenda of the meeting and full details of the resolutions to be proposed in the meeting shall be submitted to the Board of Directors in writing.	Article 10 When supervisory committee or shareholder(s) individually or jointly holding 10% or more (inclusive) of the Company’s shares carrying voting rights (hereinafter the “Proposing Shareholders”) request(s) the Board of Directors to convene the extraordinary general meeting, the agenda of the meeting and full details of the resolutions to be proposed in the meeting shall be submitted to the Board of Directors in writing.

	(II) The shareholding proportion of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the general meeting.	(II) The shareholding proportion in the Company carrying the right to vote of the convening shareholders shall not be lower than 10% prior to the announcement of the resolutions of the general meeting.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
5	Article 12 If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such motion shall be made in writing to the supervisory committee.	Article 12 If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding 10% or more of the shares of the Company carrying the right to vote shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such motion shall be made in writing to the supervisory committee.

	If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.	If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

	If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.	If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders’ general meeting. Shareholders individually or jointly holding 10% or more of the shares of the Company carrying the right to vote for more than 90 days consecutively may convene and preside over a shareholders’ general meeting himself or themselves.

	If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders’ meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.	If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders’ general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders’ meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
6	Article 16 Shareholder(s) individually or jointly holding 3% or more than 3% of the Company’s issued shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing.	Article 16 Shareholder(s) individually or jointly holding 3% or more of the Company’s issued shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing.

7	Article 20	Article 20

	(3) The shareholders who severally o jointly represent more than 3% (including 3%) of the Company’s outstanding shares with voting rights or the Supervisory Committee can directly raise a motion at the annual general meeting. Other motions shall be submitted or delivered to the Board of Directors in writing and the Board of Directors shall decide whether such motions shall be included in the agenda of the shareholders’ general meeting.	(3) The shareholder(s) who individually or jointly represent 3% or more of the Company’s shares with voting rights or the Supervisory Committee can directly raise the extraordinary motion(s) of the shareholders’ general meeting. The extraordinary motion(s) shall be submitted or delivered to the Board of Directors in writing and the Board of Directors shall decide whether such motions shall be included in the agenda of the shareholders’ general meeting.

8	Article 29 After issue of notice of shareholders’ general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders’ general meeting,	Article 29 After issue of notice of shareholders’ general meeting by the Company about election of Directors and Supervisors, shareholder(s) individually or jointly holding 5% or more of Company’s shares with voting rights may propose nominees of Directors and Supervisors before the shareholders’ general meeting,

9	Article 67	Article 67

	(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the rights to vote at the meeting.	(3) by one or more shareholders present in person or by proxy and representing who individually or jointly holding 10% or more of all shares carrying the rights to vote at the meeting.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

3.	TABLE OF AMENDMENTS TO THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

No.	Existing articles	Articles to be revised
1	Article 5 The Board of Directors and shareholder(s) who solely or jointly hold(s) 5% or more than 5% of the issued shares of the Company shall have the right to nominate candidates as directors subject to a election at the shareholders’ general meeting . Shareholder(s) who individually or jointly hold(s) 1% or more of the voting rights of the Company may nominate candidate(s) as independent director(s) to be approved at a shareholders’ general meeting after consideration by the Board of Directors.	Article 5 The Board of Directors and shareholder(s) who individually or jointly hold(s) 5% or more of the voting rights of the Company shall have the right to nominate candidates as directors subject to an election at the shareholders’ general meeting. Shareholder(s) who individually or jointly hold(s) 1% or more of the voting rights of the Company may nominate candidate(s) as independent director(s) to be approved at a shareholders’ general meeting after consideration by the Board of Directors.

2	Article 35 The Board of Directors shall comprise thirteen members, one of whom shall be the Chairman and two shall be the vice Chairmen	Article 35 The Board of Directors shall comprise seven to eleven members, one of whom shall be the Chairman and one shall be the vice Chairmen

3	Article 36 The Board of Directors shall exercise the following powers:	Article 36 The Board of Directors shall exercise the following powers:

	(9) To determine matters relating to external security (including pledging of assets) representing less than 50% of the audited net assets according to the audited financial report of the previous year;	(9) To determine matters relating to guarantee in accordance with the laws, administrative regulations, listing rules of the stock exchange at the place where the Company is listed and requirements of the Articles of Association; any guarantees which is required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for examination after being approved by the board;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
4

Adding Article 38 after Article 37, he subsequent Articles shall be renumbered accordingly.

Article 38 The exercise of functions and powers by the Board of Directors shall be integrated with the performance of the Party Committee as the core leader and political role. Prior to making decisions on material issues of the Company, the Board shall first seek advice from the Party Committee of the Company.

5	Article 40 The Company may set up several special committees, including audit, strategic, nomination, remuneration and assessment, and independent Board committees, based on the actual situations. Members of special committees shall all be directors. In the audit committee, the nomination committee and the remuneration and assessment committee, the majority of members shall compose of independent directors who shall be responsible for convening the committee meetings. In the audit committee, at least one independent director shall be an accounting professional.	Article 41 The Company may set up several special committees, including General committee, Strategy and Investment committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Assessment Committees and Aviation Safety committee. Members of special committees shall all be directors. In the Audit and Risk Management Committee, the Nomination committee and the Remuneration and Assessment committee, the majority of members shall compose of independent directors who shall be responsible for convening the committee meetings. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the above-mentioned committees or establish other special committees in accordance with the needs of the Company

	(1) The major terms of reference of the strategic decision-making committee are to study the long-term development strategies and major investment decisions of the Company and make recommendations to the Board of Directors.	(1) The major terms of reference of the General committee are: (i) to consider and make decisions on Company’s major transactions, major investments and major matters related to the daily operation activities as authorised by the Board of Directors; (ii) to supervise and inspect on the execution status of the decision-making matters of the Board of Directors.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(2) The major terms of reference of the audit committee are: (i) to make recommendations to the Board of Directors on the appointment and removal of the external audit firms; (ii) to examine the Company’s internal audit system and its implementation; (iii) to ensure co- ordination between the internal and external auditors; (iv) to review and monitor the Company’s financial information and its disclosure; (v) to review the Company’s internal control system.	(2) The major terms of reference of the Strategy and Investment Committee are to study the long-term development strategies and major investment decisions of the Company and make recommendations to the Board of Directors.

	(3) The major terms of reference of the nomination committee are: (i) to research and make recommendations to the Board of Directors on the criteria and procedures for selection of directors and senior management; (ii) to extensively look for individuals suitably qualified to be Board members and senior management; (iii) to review and make recommendations to the Board of Directors on the candidates of directors and senior management.	(3) The major terms of reference of the audit and risk management committee are: (i) to make recommendations to the Board of Directors on the appointment and removal of the external audit firms; (ii) to examine the Company’s internal audit system and its implementation; (iii) to ensure co-ordination between the internal and external auditors; (iv) to review and monitor the Company’s financial information and its disclosure; (v) to review the Company’s internal control and risk management system.

	(4) The major terms of reference of the remuneration and assessment committee are: (i) to research the evaluation criteria of directors and senior management and make recommendations to the Board of Directors; (ii) to study and review the remuneration policies and plans for all directors and senior management.	(4) The major terms of reference of the nomination committee are: (i) to research and make recommendations to the Board of Directors on the criteria and procedures for selection of directors and senior administrative officer(s); (ii) to extensively look for individuals suitably qualified to be Board members and senior administrative officer(s); (iii) to review and make recommendations to the Board of Directors on the candidates of directors and senior administrative officer(s).

	(5) The major terms of reference of the independent Board committee are: (i) to review the connected transactions of the Company; (ii) to review the matters in relation to the usage of funds by the shareholders of the Company and the recovery of funds; (iii) to review matters relating to the security provided to external parties by the Company; (iv) to review whether the Company has matters which may harm the interests of the minority shareholders.	(5) The major terms of reference of the Remuneration and Assessment Committee are: (i) to research the evaluation criteria of directors and senior administrative officer(s) and make recommendations to the Board of Directors; (ii) to study and review the remuneration policies and plans for all directors and senior administrative officer(s).

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
(6) The major terms of reference of the Aviation Safety Committee are: (i) to supervise management over the Company’s aviation safety management; (ii) to conduct research, examine and put forward suggestions to the Company’s safety work plan and major issues related to safety work and supervise the implementation.

6		Adding Article 44 after Article 43, the subsequent Articles shall be renumbered accordingly.

Article 44 Within the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision-making efficiency, the Board of Directors shall give authorization to the general committee, the chairman of the Board of Directors or the general manager in accordance with the terms of reference.

7	Article 47 The Chairman exercises the following authority:	Article 49 The Chairman exercises the following authority:

	(7) approve and sign financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense itemout of the Company’s financial budget plan of below RMB10 million and annual accumulated financial expenses out of the Company’s financial budget plan of below RMB30 million;	~~(7) approve and sign financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense itemout of the Company’s financial budget plan of below RMB10 million and annual accumulated financial expenses out of the Company’s financial budget plan of below RMB30 million;~~

	(8) approve a single short-term borrowing of pledged financing and loan below RMB100 million;	~~(8) approve a single short-term borrowing of pledged financing and loan below RMB100 million;~~

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised

(9) exercise discretion on business of the Company in compliance with legal requirements and in the Company’s interest in force majeure emergency such as large-scale natural disasters and report to the Board of Directors and shareholders’ general meeting;

(10) other authorities authorized by the Board of Directors and as stipulated in the Articles of Association.

(7) exercise discretion on business of the Company in compliance with legal requirements and in the Company’s interest in force majeure emergency such as large-scale natural disasters and report to the Board of Directors and shareholders’ general meeting;

(8) other authorities authorized by the Board of Directors and as stipulated in the Articles of Association.

8	Article 49 The Office of Secretary to the Board of Directors is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.	Article 51 The Company Secretary Bureau is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.

9	Article 59 Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held twice every year, and these meetings shall be held on the date of release of the Company’s annual report for the previous year and the release of the Company’s interim report for the current year to discuss and examine the relevant reports.	Article 61 Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held four times every year, and two of which shall be held on the date of release of the Company’s annual report for the previous year and the release of the Company’s interim report for the current year to discuss and examine the relevant reports.

10	Article 60 Before issuing the notice of regular Board meeting, the Office of Secretary to the Board of Directors shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.	Article 62 Before issuing the notice of regular Board meeting, the Company Secretary Bureau shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.

	Before drafting the agenda, the Chairman shall seek the opinion of Managers and other senior management members according to needs.	Before drafting the agenda, the Chairman shall seek the opinion of General Manager and other senior management members according to needs.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
11	Article 61 The Chairman of the Board of Directors shall convene an extraordinary Board meeting within ten days when it is:	Article 63 The Chairman of the Board of Directors shall convene an extraordinary Board meeting within ten days when it is:

	(6) proposed by the one third or more of the supervisors;	~~(6) proposed by the one third or more of the supervisors;~~

	(7) proposed by the General Manager;	(6) proposed by the General Manager;

	(8) requested to be convened by the securities regulatory body;	(7) requested to be convened by the securities regulatory body;

	(9) otherwise provided by the Articles of Association.	(8) otherwise provided by the Articles of Association.

12

Article 62 When convening a special Board meeting in accordance with Article 61 of the Rules, a written proposal signed (sealed) by the proposer shall be submitted through the Office of Secretary to the Board ofDirectors or directly to the Chairman of the Board of Directors.

The Office of Secretary to the Board of Directors shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt.

Article 64 When convening a special Board meeting in accordance with Article 63 of the Rules, a written proposal signed (sealed) by the proposer shall be submitted through the Company Secretry Bureau or directly to the Chairman of the Board of Directors.

The Company Secretary Bureau shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
13	Article 63 Board meeting shall be convened by the following ways:	Article 65 Board meeting shall be convened by the following ways and at the times as follows:

	(1) notice for convening a Board meeting shall be given to all members, via direct delivery, fax email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;	(1) notice for convening a regular meetings of the Board of Directors shall be given to all members, via direct delivery, fax email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

	(2) notice for convening an extraordinary Board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting.	(2) notice for convening an extraordinary Board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting.

	The date of delivery of the notice of meeting sent by personal delivery is the date which the recipient signs (or stamps) on the receipt; the date of delivery of the notice sent by post is the fifth working day after the date of delivery to post office; the date of delivery of the notice sent by fax shall be the date shown in the fax machine report slip; the date of delivery of the notice sent by email is the date when the email reaches the recipient’s system.	(3) the date of delivery of the notice of meeting sent by personal delivery is the date which the recipient signs (or stamps) on the receipt; the date of delivery of the notice sent by post is the fifth working day after the date of delivery to post office; the date of delivery of the notice sent by fax shall be the date shown in the fax machine report slip; the date of delivery of the notice sent by email is the date when the email reaches the recipient’s system.

	In case of emergency and an extraordinary Board meeting is required to be convened as soon as possible, the notice of meeting can be given anytime by phone or otherwise orally yet the convener shall explain the case in the meeting.	(4) In case of emergency and an extraordinary Board meeting is required to be convened as soon as possible, the notice of meeting can be given anytime by phone or other instant messaging yet the convener shall explain the case in the meeting.

(5) Such notices shall be in Chinese, with English version when necessary.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
14	Article 64 Notice of a Board meeting shall contain:	Article 66 Notice of a Board meeting shall contain:

	(5) the date of the notice. The materials necessary for the directors to vote in the meeting;	(5) the materials necessary for the directors to vote in the meeting;

(8) the date of the notice.

15	Article 73	Article 75

	The supervisors, the Managers and the Secretary to the Board without a concurrent post of director shall attend the meeting of the Board. The meeting moderator, if he/she considers necessary, can inform other relevant personnel to attend the meeting.	The supervisors, the General Managers and the Secretary to the Board without a concurrent post of director shall attend the meeting of the Board. The meeting moderator, if he/she considers necessary, can inform other relevant personnel to attend the meeting.

16	Article 75	Article 77

	The directors are allowed to learn the information necessary for the decision-making from the Office of Secretary to the Board of Directors, the meeting convener, the Managers and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and organizations before the meeting,	The directors are allowed to learn the information necessary for the decision-making from the Company Secretary Bureau the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and organizations before the meeting,

17	Article 80 After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Office of Secretary to the Board of Directors shall timely collect the directors’ votes,	Article 82 After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Company Secretary Bureau shall timely collect the directors’ votes,

18	Article 91 In addition to the meeting minutes, the Secretary to the Board may also arrange the staff of the Office of Secretary to the Board of Directors to work out a clear and concise meeting summary,	Article 93 In addition to the meeting minutes, the Secretary to the Board may also arrange the staff of the Company Secretary Bureau to work out a clear and concise meeting summary,

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
19	Article 93 If a director neither signs for confirmation in accordance with Article 92 of these Rules, nor make any written explanation or report to the regulatory authorities or make a public announcement regarding his/her different views, he/she shall be deemed to fully agree with the content of the meeting minutes and resolution record.	Article 95 If a director neither signs for confirmation in accordance with Article 94 of these Rules, nor make any written explanation or report to the regulatory authorities or make a public announcement regarding his/her different views, he/she shall be deemed to fully agree with the content of the meeting minutes and resolution record.

20

Article 99 Matters concerning proposal to convene a shareholders’ general meeting:

(2) the Office of the Secretary to the Board of Directors, Financial Department and relevant departments of the Company shall prepare the materials;

Article 101 Matters concerning proposal to convene a shareholders’ general meeting:

(2) the Company Secretary Bureau Financial Department and relevant departments of the Company shall prepare the materials;

21	Article 100 Matters concerning the passing of the annual financial audit report of the Company:	Article 102 Matters concerning the passing of the annual financial report of the Company:

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
22	Article 102 Matters concerning drawing up	Article 104 Matters concerning drawing up
	plans for substantial acquisition and disposal of	plans for substantial acquisition and disposal of
	the Company:	the Company:

	(2) the Board of Directors shall authorize	(2) the Chairman or the General Manager
	relevant departments to prepare the materials;	shall instruct relevant departments of the
Company to prepare the materials;

(6) a resolution of the Board shall be reached
	and submitted for consideration in the	(6) a resolution of the Board shall be reached, in
	shareholders’ general meeting.	accordance with laws, administrative
regulations, the listing rules of the stock
exchange where the Company is listed and
the Articles of Association, the substantial
acquisition and disposal approved by the
Company at a shareholders’ general meeting
shall submit to the shareholders’ general
meeting.

23

Article 105

Matters concerning the documentation for the approval and signature for financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense item in the Company’s financial budget plan of over RMB10 million and a single short-term borrowing of pledged financing and loan over RMB100 million:

(1) The Chairman shall make proposal;

Deleting the original Article 105, the subsequent Articles shall be renumbered accordingly.

~~Article 105~~

~~Matters concerning the documentation for the approval and signature for financial expenses (including investment items) over 15% of the Company’s financial budget plan, a single financial expense item in the Company’s financial budget plan of over RMB10 million and a single short-term borrowing of pledged financing and loan over RMB100 million:~~

~~(1) The Chairman shall make proposal;~~

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
	(2) the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;	~~(2) the General Manager shall instruct relevant departments of the Company to organize the materials and formulate a draft proposal;~~

	(3) the General Manager shall examine and submit the proposal to the Board of Directors;	~~(3) the General Manager shall examine and submit the proposal to the Board of Directors;~~

	(4) the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;	~~(4) the Secretary to the Board of Directors shall consolidate the materials and make arrangements for meeting-related matters;~~

	(5) the Board of Directors shall discuss on the proposal;	~~(5) the Board of Directors shall discuss on the proposal;~~

	(6) a resolution of the Board shall be reached and the total amount of such expense representing over 15% of the Company’s net tangible assets shall be disclosed by the Secretary to the Board of Directors while the total amount representing over 50% of the Company’s net tangible assets shall be submitted to shareholders’ meeting for consideration;	~~(6) a resolution of the Board shall be reached and the total amount of such expense representing over 15% of the Company’s net tangible assets shall be disclosed by the Secretary to the Board of Directors while the total amount representing over 50% of the Company’s net tangible assets shall be submitted to shareholders’ meeting for consideration;~~

	(7) the Office of the Secretary to the Board of Directors shall inform the relevant departments.	~~(7) the Office of the Secretary to the Board of Directors shall inform the relevant departments.~~

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
24	Article 106 Matters concerning connected transactions exceeding the requirements of current Listing Rules and other regulatory provisions:	Article 107 To consider connected transactions:

	(7) a resolution of the Board shall be reached and a disclosure of connected transactions exceeding the requirements of current Listing Rules and other regulatory provisions shall be made by the Secretary to the Board of Directors according to the resolution;	(7) a resolution of the Board shall be reached, in accordance with laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, the external guarantee which should be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for examination;

	(8) the Office of the Secretary to the Board of Directors shall inform the relevant departments.	(8) the Company Secretary Bureau shall inform the relevant departments.

25	Article 107	Article 108

	(7) the Office of the Secretary to the Board of the Directors shall inform the personnel department of the Company.	(7) the Company Secretary Bureau shall inform the personnel department of the Company.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
26	Article 110	Article 111

	Matters concerning external guarantee:	To consider external guarantee:

	(2) the Office of the Secretary to the Board of Directors and relevant departments shall prepare the materials;	(2) the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

	(6) a resolution of the Board shall be reached and the Secretary to the Board of Directors shall disclose any consideration of RMB50 million or above and submit to the shareholders’ general meeting according to the resolution.	(6) a resolution of the Board shall be reached, in accordance with laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, the external guarantee which should be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for examination;

(7) the Company Secretary Bureau shall inform the relevant departments.

27	Article 111	Article 112

	Matters concerning the formulations of plans to issue shares and bonds of the Company:	Matters concerning the formulations of plans to issue shares and bonds of the Company:

	(2) the Office of the Secretary to the Board of Directors, financial department, legal department and other departments shall prepare the materials;	(2) the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
28	Article 112	Article 113

	Matters concerning the formulation of plans to increase or reduce the Company’s registered capital:	Matters concerning the formulation of plans to increase or reduce the Company’s registered capital:

	(2) the Office of the Secretary to the Board of Directors and relevant departments of the Company shall prepare the materials;	(2) the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

29	Article 113	Article 114

	Matters concerning drawing up plans for the Company’s merger, division or dissolution:	Matters concerning drawing up plans for the Company’s merger, division or dissolution:

	(2) the Office of the Secretary to the Board of Directors and relevant departments of the Company shall prepare the materials;	(2) the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

30	Article 114	Article 115

	Matters concerning amendment to the Company’s Articles of Association:	Matters concerning amendment to the Company’s Articles of Association:

	(2) the Office of the Secretary to the Board of Directors and departments of the Company shall prepare the materials;	(2) the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
31	Article 116	Article 117

	Matters concerning the election of Chairman:	Matters concerning the election of Chairman and vice-chairman:

	(5) the Office of the Secretary to the Board of Directors shall draft the document and send it in the name of the Company.	(5) the Company Secretary Bureau shall draft the document and send it in the name of the Company.

32	Article 117	Article 118

	Appointment or dismissal of the Company’s General Manager and decision on remuneration and rewards and punishments:	Appointment or dismissal of the Company’s General Manager and decision on remuneration and rewards and punishments:

	(7) the Office of the Secretary to the Board of Directors shall draft the document and send it in the name of the Company.	(7) the Company Secretary Bureau shall draft the document and send it in the name of the Company.

33	Article 118	Article 119

	Other important matters in the operation of the Company:	Other important matters in the operation of the Company:

	(7) the Office of the Secretary to the Board of Directors shall inform relevant departments.	(7) the Company Secretary Bureau shall inform relevant departments.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
34	Article 119	Article 120

	Matters concerning the Company’s assigned external directors obtaining authorization from the Board of Directors for the resolution of items regarding matters mentioned above in this section in their position in the Board of Directors and shareholders (especially items in Articles 100 to 114):	Matters concerning the Company’s assigned external directors obtaining authorization from the Board of Directors for the resolution of items regarding matters mentioned above in this section in their position in the Board of Directors and shareholders (especially items in Articles 102 to 115):

	(7) the Office of the Secretary to the Board of Directors shall inform the assigned external director and relevant departments.	(7) the Company Secretary Bureau shall inform the assigned external director and relevant departments.

4.	TABLE OF AMENDMENTS TO THE PROCEDURAL RULES OF THE SUPERVISORY COMMITTEE

No.	Existing articles	Articles to be revised
1	Article 6 Shareholders’ representatives shall be elected or replaced by shareholders’ general meeting. Supervisor candidates who are shareholders’ representatives shall be nominated by the Supervisory Committee of the previous session, or by shareholders representing 5% or above of issued ordinary shares of the Company and confirmed by the Supervisory Committee. Such supervisors shall be elected by shareholders representing half or more of the voting rights of the shareholders present at the shareholders’ general meeting, and requirements are the same for their replacement.	Article 6 Shareholders’ representatives shall be elected or replaced by shareholders’ general meeting. Supervisor candidates who are shareholders’ representatives shall be nominated by the Supervisory Committee of the previous session, or by shareholders individually or jointly holding 5% or more of the Company’s shares carrying the right to vote and confirmed by the Supervisory Committee. Such supervisors shall be elected by shareholders representing half or more of the voting rights of the shareholders present at the shareholders’ general meeting, and requirements are the same for their replacement.

2	Article 20 The Company shall have a Supervisory Committee. The Supervisory Committee shall be composed of five supervisors.	Article 20 The Company shall have a Supervisory Committee. The Supervisory Committee shall be composed of three to five supervisors, of which supervisors assumed by staff representatives shall not be less than one third.

APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

No.	Existing articles	Articles to be revised
3	Article 23 The Supervisory Committee shall exercise the following functions and powers:	Article 23 The Supervisory Committee shall exercise the following functions and powers:

	(7) To institute proceedings against the directors and senior management personnel in accordance with the provisions of Article 65 of the Articles of Association;	(7) To institute proceedings against the directors and senior management personnel in accordance with the provisions of Article 66 of the Articles of Association;

4	Article 33 The Supervisory Committee shall convene at least two regular meetings each year, which shall be held within two days before the announcement of Company’s annual report for the previous year and quarterly report and interim report of the year, to consider such reports and related issues.	Article 33 The Supervisory Committee shall convene at least two regular meetings each year, which shall be held within two days before the announcement of Company’s annual report for the previous year and ~~quarterly report and~~ interim report of the year, to consider such reports and related issues.

SUPPLEMENTAL NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF EGM

Reference is made to the notice of the 2017 first extraordinary general meeting (the “EGM” dated 22 September 2017 of China Southern Airlines Company Limited (the “Company”). The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 8 November 2017 at 2:30 p.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Company, a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the EGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as special resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 17 October 2017 (the “Circular”):

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

15.	To consider the resolution regarding the amendment proposal of the Articles of Association of China Southern Airlines Company Limited.

16.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Shareholders’ General Meeting of China Southern Airlines Company Limited.

17.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.

18.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited.

SUPPLEMENTAL NOTICE OF EGM

(For the details of the amendment proposals, please refer to the appendix of the Circular.)

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

17 October 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of EGM dated 22 September 2017. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional”) resolution as set out in this supplemental notice of EGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM.

3.	The Second Proxy Form for use at EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Tuesday, 7 November 2017, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

SUPPLEMENTAL NOTICE OF EGM

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Tuesday, 7 November 2017, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

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